As Filed with the Securities and Exchange Commission on June 30, 2009	Registration No. 333-156462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

JSC “RUSHYDRO”

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer’s name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)(2)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
American Depositary Shares, each American Depositary Share representing 100 ordinary shares of JSC “RUSHYDRO”	500,000,000 American Depositary Shares	N/A	N/A	N/A

(1)

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

(2)	For the purposes of this table only, each unit represents one American Depositary Share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment to Registration Statement, which is incorporated herein by reference.

The Registrant hereby files this Pre-Effective Amendment to Form F-6 to include the revised form deposit agreement to be entered into with the Depositary and each Owner and Holder from time to time of American Depositary Shares issued thereunder, which is governed by the New York law, except as specified in the form deposit agreement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15 and 16

	(iii)	The collection and distribution of dividends	Articles 4, 12, 14 and 15

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15 and 16

	(v)	The sale or exercise of rights	Article 13, 14 and 15

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 14, 15 and 17

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article 11

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the Depositary	Articles 13, 14, 18, 21 and 22

(3)	Fees and Charges		Article 7 and 8

Item 2.  Available Information

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Information published by JSC “RUSHYDRO”	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a) Form of Deposit Agreement, dated as of ______, including the form of American Depositary Receipt, among JSC “RUSHYDRO” (the “Issuer”), The Bank of New York Mellon, as Depositary (the “Depositary”) and each Owner and Holder from time to time of American Depositary Share (“ADSs”) issued thereunder.

(c) Deposit Agreement relating to an issuance of Global Depositary Receipts representing ordinary shares of JSC “RUSHYDRO”, dated as of April 14, 2008, between the Issuer and the Depositary. — Previously filed as Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-156462) and incorporated by reference.

(d) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 30, 2009.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Shares representing ordinary shares of JSC “RUSHYDRO”

By:	THE BANK OF NEW YORK MELLON, as Depositary

By:	/s/ Anthony Moro
Name: Anthony Moro
Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, JSC “RUSHYDRO” has caused this Pre-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Russian Federation, on June 30, 2009.

JSC “RUSHYDRO”

By:	/s/ Vasily A. Zubakin
Name:	Vasily A. Zubakin
Title:	Acting Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Acting Chief Executive Officer Vasily A. Zubakin and Member of the Management Board, Executive Director in Corporate Governance Oleg B. Oksuzian, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 30, 2009.

Name	Title

/s/ Vasily A. Zubakin	Acting Chief Executive Officer (Principal Executive Officer)
Vasily A. Zubakin	Director

/s/ Sergei A. Yushin	Member of the Management Board, Executive Director
Sergei A. Yushin	in Economics and Finance (Principal Financial Officer)

/s/ Olga V. Otto	Chief Accountant (Principal Accounting Officer)
Olga V. Otto

/s/ Sergei S. Beloborodov	Director
Sergei S. Beloborodov

/s/ Vladimir V. Tatsiy	Director
Vladimir V. Tatsiy

/s/ Sergei V. Serebryannikov	Director
Sergei V. Serebryannikov

/s/ Andrei V. Sharonov	Director
Andrei V. Sharonov

/s/ Boris F. Vainzikher	Director
Boris F. Vainzikher

/s/ Eduard P. Volkov	Director
Eduard P. Volkov

/s/ Anthony Moro	Authorized Representative in the United States
The Bank of New York Mellon
Name: Anthony Moro
Title: Managing Director

INDEX TO EXHIBITS

Exhibits

(a)	Form of Deposit Agreement, dated as of ______, between the Issuer, the Depositary and each Owner and Holder from time to time of ADSs issued thereunder.

(d)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.